UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar

Investment in the Custody of

Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1.	Investment Company Act File Number: 811-07912

Date examination completed: January 29, 2007

2.	State Identification Number:

AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD D03721305	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO

Other (specify):

3.	Exact name of investment company as specified in registration statement:

Old Westbury Funds, Inc.

4.	Address of principal executive office:

760 Moore Road, Valley Forge, Pennsylvania 19406

Management Statement Regarding Compliance With Certain

Provisions of the Investment Company Act of 1940

January 29, 2007

I, as a member of management of the Old Westbury Funds, Inc. (comprising, respectively, Large Cap Equity Fund, Mid Cap Equity Fund, International Fund, Fixed Income Fund, and Municipal Bond Fund) (collectively the “Funds”), am responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, “Custody of Investments by Registered Management Investment Companies,” of the Investment Company Act of 1940. I am also responsible for establishing and maintaining effective internal controls over compliance with those requirements. I have performed an evaluation of the Funds’ compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of July 31, 2006 and from October 31, 2005 (date of last examination) through July 31, 2006.

Based on this evaluation, I assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of July 31, 2006, with respect to securities reflected in the investment accounts of the Funds.

By:	/s/ Peter C. Artemiou
Peter C. Artemiou
Bessemer Trust
Principal

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Old Westbury Funds, Inc.

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940 (the Act), that Old Westbury Funds, Inc. (comprising, respectively, Large Cap Equity Fund, Mid Cap Equity Fund, International Fund, Fixed Income Fund, and Municipal Bond Fund) (collectively the “Funds”) complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Act as of July 31, 2006. Management is responsible for the Funds’ compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Funds’ compliance based on our examinations.

Our examinations were conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Funds’ compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of July 31, 2006, and with respect to agreement of security purchases and sales, for the period from October 31, 2005 (the date of last examination) through July 31, 2006;

•	Confirmation of all securities held by Bank of New York, Federated Investors and SEI independent sub-custodians (“Sub-Custodians”) in book entry form;

•	Reconciliation of confirmation results as to all such securities and investments to the books and records of the Funds and Sub-Custodians;

•	Confirmation of all repurchase agreements, if any, with brokers/banks and agreement of underlying collateral with the Sub-Custodians’ records;

We believe that our examinations provide a reasonable basis for our opinion. Our examinations do not provide a legal determination on the Funds’ compliance with specified requirements.

In our opinion, management’s assertion that the Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of July 31, 2006 with respect to securities reflected in the investment accounts of the Funds, are fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

New York, New York

January 29, 2007